FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to the

ANNUAL REPORT

of

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Honorable Mario E. Jaramillo

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

Copies to:

Mark H. Stumpf	Frank De Lima
Whitney Debevoise	Minister of Economy and Finance
Arnold & Porter LLP	Ministry of Economy and Finance
555 12th Street, N.W.	of the Republic of Panama
Washington, DC 20004	Vía España y Calle 52 Edificio Ogawa, Piso 4
Panama, Republic of Panama

*	The Registrant is filing this annual report on a voluntary basis

REPUBLIC OF PANAMA (THE “REGISTRANT”)

Reference is made to the registration statement of the Registrant filed with the Securities and Exchange Commission (the “Commission”) and effective as of November 12, 2009 (Registration Statement No. 333-163050), as amended by Post-Effective Amendment No. 1 filed on December 16, 2009 and the registration statement of the Registrant filed with the Commission on May 22, 2014 (Registration Statement No. 333-196195).

The sole purpose of this Amendment to the annual report of the Republic of Panama (the “Republic) on Form 18-K for the year ended December 31, 2012, is to file with the Commission the recent developments in the Republic as of June 27, 2014, included as Exhibit E hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Panama, Panama, on the 27th day of June, 2014.

REPUBLIC OF PANAMA

By:	/S/ FRANK DE LIMA
Name:	Frank De Lima
Title:	Minister of Economy and Finance of the Republic of Panama

EXHIBIT INDEX

Exhibit No.

A:	None

B:	None

*C:	Copy of the 2013 Annual Budget of the Republic

*D:	Current Description of the Republic

E:	Recent Developments in the Republic as of June 27, 2014

*	Previously filed.